T. Rowe Price Balanced Fund, Inc.

The fund may now invest up to 35% of its total assets (excluding reserves) in foreign securities, provided that the bond portion of the fund may be invested without limitation in U.S. dollar-denominated bonds issued in the U.S. by foreign companies. The previous overall limit was that fund investments in foreign securities were limited to 25% of total assets.